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Annual Statement as to Compliance

For the Year Ended December 31, 2024 (the “Reporting Period”)

Deutsche Mortgage & Asset Receiving Corporation,

COMM Series 2014-UBS6

Pursuant to Section 3.06(f) of the Amended and Restated Subservicing Agreement governing the referenced transaction (the “Servicing Agreement”), I hereby attest that:

        i.            A review of the activities and performance of Berkadia as Subservicer during the period (reporting period) has been made under my supervision.

      ii.            To the best of my knowledge, based on such review, Berkadia as Subservicer has fulfilled, in all material respects, its obligations under this Servicing Agreement throughout the Reporting Period and no default by the Subservicer under the Servicing Agreement has occurred and is continuing.

Berkadia Commercial Mortgage LLC,

/s/ Mark E. McCool

Mark E. McCool

President

February 10, 2025